Announcement of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2012

On March 21, 2013, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to update its prior resolution dated March 4, 2013 regarding the annual general meeting of shareholders on March 21, 2013.

Key Details Relating to the Annual General Meeting of Shareholders of Woori Bank

•	Meeting Date and Time: March 21, 2013; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2012

2)	Appointment of standing director of Woori Bank

3)	Appointment of outside directors of Woori Bank who will serve as members of the Audit Committee

4)	Appointment of outside directors of Woori Bank who will not serve as members of the Audit Committee

5)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Agenda details

- Details regarding candidate for standing director

Name	Date of Birth	Term / Appointment	Career & Academic Background
			- Current) Deputy President/Director, Woori Bank
			- Compliance Officer, Woori Bank
Yang Jin	Jan. 1,	1 year /	- General Manager, London Branch, Woori Bank
Kim	1956	Re-appointment	- Bachelor of Agricultural Education, Seoul National University

- Details regarding candidates for outside directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Yong-Keun Lee	Apr.27, 1941	1 year / Re-appointment
- Governor, Financial Supervisory Service
- Chairman, Financial Services Commission
- Chairman, Securities and Futures Commission
- Vice-Chairman, Financial Services Commission
- Ph.D. in Public Administration, Hanyang University

Min Chang	Jan.24, 1965	2 years /New appointment
- Current) Advisor to the Chairman, Financial Services Commission
- Chief, International & Macroeconomic Finance Division, Korea
Institute of Finance
- Director, Monetary Policy Planning & Coordination Team, Bank
of Korea
- Ph.D. in Economics, Michigan State University

- Details regarding candidates for Audit Committee members

Name	Term / Appointment
Min Chang	2 years / New appointment